

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Mr. Jerome R. Mahoney
Chief Executive Officer and Principal Financial Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re: iVoice, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed April 13, 2010**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-29341**

Dear Mr. Mahoney:

We have reviewed your letter dated December 20, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 3, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1.   We are considering your response to our prior comment number 1. Please provide us with the additional following information:

- We note your disclosure on page F-12 of your Form 10-K, that on March 6, 2009, the voting and conversion rights of the Series A convertible preferred stock were removed. In addition, we note your disclosure on page 10 of your Form 10-Q for the quarterly period ended March 31, 2010, that on February 23, 2010, you acquired additional shares of the Series A 3% Convertible Preferred Stock. We further note on this date, you reinstated the conversion rights on the Series A Convertible Preferred Stock. Please provide us with your analysis that you considered if the events on these dates are considered to be reconsideration events. Refer to ASC 810-10-35-4. If you are relying on paragraph 4(d), please clarify why you believe that the additional preferred shares acquired qualify as equity at risk investment when these shares have a fixed-rate of return and are non-participating. Refer to ASC 810-10-15-14(a)(1).
- Tell us how you considered the guidance in ASC 810-10-15-17d.
- We note your point in item number 4, that your investment is protected from absorbing B Green's losses because B Green is a corporation. Please clarify why you believe that your investment is protected. Tell us how you considered the guidance in ASC 810-10-25-38A(b). That is, explain why you believe that your investment has an obligation to absorb losses but are also protected.
- Explain why you believe you have the power to direct the activities of the entity. Tell us why the common shareholders do not have that power through the board of directors. Indicate whether there is one or group of shareholders that control the board of directors. Provide us with your evaluation of ASC 810-10-25-38A(a).

Form 10-Q for the Quarterly Period ended September 30, 2010

Item 4T – Controls and Procedures, page 20

2.   We note your proposed revision in response to our prior comment number 2, continues to include the heading, "Management's report on internal control over financial reporting." In light that this heading is no longer applicable, please confirm that this heading will be revised or removed in your revised filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief